FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Integration Platform Recognized as the Leading Business Application Integration Product by Frost & Sullivan

PRESS RELEASE

Magic Integration Platform Recognized as the Leading Business Application Integration Product by Frost & Sullivan

Magic Software Earns, Independent Research Firm, Frost & Sullivan’s 2014 Product Innovation Leadership Award

Or Yehuda, Israel, March 26, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that based on Frost & Sullivan’s independent analysis of Integration Platforms for Business Applications, Magic is recognized with the 2014 Product Innovation Leadership Award for its Magic xpi Integration Platform.

With innovative in-memory data grid (IMDG) architecture along with a large library of certified application and technology adapters, Magic xpi Integration Platform gives enterprises the connectivity, flexibility and speed they need to securely process large volumes of data from diverse systems. “By incorporating in-memory computing technology, Magic customers benefit from high availability, cost-effective elastic scalability, and guaranteed business continuity 24 × 7,” said Swapnadeep Nayak, Senior Research Analyst at Frost & Sullivan. “Magic’s code-free metadata-based platform and cloud deployment option also contribute to a high return on investment.”

“We’re honored to receive this prestigious Frost & Sullivan award for our advanced integration technology and the value we provide to customers,” said Udi Ertel, President Software Division at Magic Software Enterprises. “By enabling the mobilization of business processes from back-end systems such as SAP, Oracle JD Edwards, Salesforce, Microsoft Dynamics, SharePoint, SugarCRM and more, Magic xpi is also an excellent solution for enterprises looking to provide mobile business apps for their employees, partners and customers.”

Magic outscored its competitors in each of the following five key criteria Frost & Sullivan analysts use to benchmark performance, earning an average overall score of 9.0 (out of a possible 10), well ahead of the closest competitor which received an average score of 7.6.

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Innovative Element of the Product

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Leverage of Leading-Edge Technologies

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Value Added Features/Benefits

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Increased Customer ROI

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Customer Acquisition/Penetration Potential

The full report can be downloaded here.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Integration Platform Recognized as the Leading Business Application Integration Product by Frost & Sullivan

Exhibit 10.1